Exhibit 6.25

PACASO INC.

AMENDMENT TO EQUITY INCENTIVE PLAN

THIS AMENDMENT TO EQUITY INCENTIVE PLAN (this “Amendment”) of Pacaso Inc. (the “Company”) is dated as of June 29, 2022. Capitalized terms otherwise not defined in this Amendment shall have the definitions ascribed to them in the Company’s Equity Incentive Plan (the “Plan”).

NOW, THEREFORE, the Plan shall be amended as follows in accordance with Section 13 of the Plan:

1. Section 2(a) of the Plan shall be deleted in its entirety and the following substituted in lieu thereof:

a. Basic Limit. Subject to adjustment under Section 10 and the provisions of this Section 2, the aggregate number of Shares issued under the Plan shall not exceed the sum of (i) 11,690,354 Shares, and (ii) an annual increase on the first day of each calendar year beginning January 1, 2022 and ending on and including January 1, 2031, equal to the lesser of (x) 1.0% of the aggregate number of Shares outstanding on the final day of the immediately preceding calendar year, and (y) such smaller number of Shares as is determined by the Board. The number of Shares that are subject to Awards outstanding at any time under the Plan may not exceed the number of Shares that then remain available for issuance under the Plan. The Company, during the term of the Plan, shall at all times reserve and keep available sufficient Shares to satisfy the requirements of the Plan. Shares offered under the Plan may be authorized but unissued Shares or treasury Shares.

2. Except as herein amended, the terms and provisions of the Plan, as amended, shall remain in full force and effect as originally adopted and approved.

(Next page is signature page)

IN WITNESS WHEREOF, the undersigned hereby certifies that this Amendment to Equity Incentive Plan was duly adopted by the Board of Directors and Stockholders of the Company, effective as of the date first above written.

Pacaso Inc.

By:	/s/ Austin Allison
Name:	Austin Allison
Title:	Chief Executive Officer